MEMORANDUM
TO:	Alberto Zapata U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Assistant Vice President, Legal and Associate General Counsel Jackson National Asset Management, LLC
DATE:	March 13, 2019
SUBJECT:	Response to comments to the registration statement filed on Form N-1A on December 17, 2018 (the “Registration Statement”) for JNL Series Trust (the “Registrant”) File Nos: 33-87244 and 811-8894

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (the “Commission Staff”) comments that the Registrant received via telephone on February 27, 2019, to the Registration Statement.

The comments are set forth below in italics, with responses immediately following.

A.	General Comments

1.
Please confirm the series and class identifiers in Edgar will be  deactivated or updated for the Funds that are being merged away or otherwise undergoing fund name changes, as applicable, effective April 29, 2019.

RESPONSE: The Registrant confirms that the series and class identifiers for the Funds that are being merged away or are undergoing fund name changes will be deactivated or updated in Edgar, as applicable.

2.	Please update the December 31, 2017 references to December 31, 2018 throughout the Registration Statement.

RESPONSE: The Registrant has made the requested update.

3.
Please consider the comments made at the October 25, 2018 ICI Securities Law Development Conference by the Director of the Division of Investment Management relating to the ranking of the Funds’ investment risks.

RESPONSE: The Registrant has made the requested update.

4.	To the extent that a Fund uses a secondary index in its average annual total return tables, please include narrative disclosure in the “Performance” section of the prospectus.

RESPONSE: The Registrant has made the requested update.

B.  JNL/American Funds Global Bond Fund

1.	Please consider breaking the third paragraph in the “Principal Investment Strategies” section into two paragraphs for readability purposes.

RESPONSE: The Registrant has made the requested update.

C.  JNL/AQR Large Cap Defensive Style Fund

1.	Please confirm the Fund’s index, the MSCI USA Index, is a large-cap index consistent with the Fund’s name. Please also define the market capitalization range in the disclosure.

RESPONSE: The Registrant confirms that the MSCI USA Index is designed to measure the performance of the large- and mid-cap segments of the U.S. market and that the Fund will invest at least 80% of its net assets (including any borrowings for investment purposes) in “Equity Instruments” of large-capitalization issuers. The Registrant has updated the disclosure to include the capitalization range in the summary prospectus.

2.	Please move the following sentences to the “Principal Risks of Investing in the Fund” section:

The Fund bears the risk that the quantitative models used by the portfolio managers will not be successful in forecasting market returns or in determining the weighting of investment positions that will enable the Fund to achieve its investment objective. In managing the Fund’s portfolio, the Sub-Adviser may from time to time utilize certain tax management techniques which consider the potential impact of federal income tax on shareholders’ investment return.

RESPONSE: The Registrant respectfully declines this comment. The Registrant has considered this language and has removed this language from the disclosure.

D. JNL/BlackRock Advantage International Fund

1.
Please add disclosure to address the liquidity of investments in the Fund’s “Principal Investment Strategies” section to correspond to the “Liquidity risk” listed in the “Principal Risks of Investing in the Fund” section, including which investments are less liquid.

RESPONSE: The Registrant has added “Illiquid Investments” disclosure to the “Additional Information About the Funds” section.

E. JNL/BlackRock Global Natural Resources Fund

1.	Please qualify which metrics are used in determining the underlined text in the excerpt below:

Under normal circumstances, the Fund will invest at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in companies with substantial natural resource assets or in securities the value of which is related to the market value of some natural resource asset.

RESPONSE: The Registrant respectfully declines this comment.  The Fund’s sub-adviser looks to the list of Global Industry Classification Standard (GICS®) sectors for purposes of the 80% test. Additionally, the Fund’s disclosure lists examples of natural resources assets in its “Principal Investment Strategies” section.

2.	Please revise the second part of the following sentence to be stated in plain English.

The Fund focuses on investments in companies that provide exposure to commodities where existing, and projected, capacity is forecast to approach levels that represent full utilization of that capacity based upon supply and demand forecasts for the commodity.

RESPONSE: The Registrant has made the requested update.

F. JNL/DoubleLine® Shiller Enhanced CAPE® Fund

1.
Please revise the “Principal Investment Strategies” section to only include the Fund’s principal investment strategies and consider moving the other disclosure to the “Additional Information About the Funds” section.

RESPONSE: The Registrant respectfully declines this comment.  The Registrant respectfully submits that all of the disclosure in the “Principal Investment Strategies” section as drafted serves to summarize how the Fund intends to achieve its investment objective by identifying the Fund’s principal investment strategies, including the types of securities in which the Fund principally invests.

2.	Please clarify whether the following sentence means that investors can lose more money than the value of their investments.

It is possible that the Fund could lose money at the same time on both its investments in debt securities and its exposure to the Index.

RESPONSE: The Registrant respectfully declines to edit the disclosure in response to this comment. The Registrant respectfully notes that the disclosure is designed to inform investors that the Fund could lose money on both its investments in debt securities and its exposure to the index.

3.	Please clarify whether the Fund is trying to replicate the index as indicated in the following paragraph or if it is trying to outperform its index as indicated in the “Investment Objective” section.

The Fund will normally use derivatives in an attempt to create an investment return approximating the Index’s return. The transaction pricing of any swap transaction will reflect a number of factors, including the limited availability of the Index, that will cause the return on the swap transaction to underperform the Index. Please see “Note regarding Index-Based Swaps” in the Prospectus for more information. The Fund expects to use only a small percentage of its assets to attain the desired exposure to the Index because of the structure of the derivatives the Fund expects to use. As a result, use of those derivatives along with other investments will create investment leverage in the Fund’s portfolio. In certain cases, however, such derivatives might be unavailable or the pricing of those derivatives might be unfavorable; in those cases, the Fund might attempt to replicate the Index return by purchasing some or all of the securities comprising the Index at the time. If the Fund at any time invests directly in the securities comprising the Index, those assets will be unavailable for investment in debt instruments, and the Fund’s ability to pursue its investment strategy and achieve its investment objective may be limited.

RESPONSE: The Registrant respectfully declines this comment. The Registrant respectfully submits that the paragraph above is not inconsistent with the Fund’s investment objective to seek total return which exceeds the total return of its benchmark.  As stated in the second paragraph of the Fund’s “Principal Investment Strategies” section, “The Fund will seek to use derivatives, or a combination of derivatives and direct investments, to provide a return that tracks closely the performance of the Index. The Fund will also invest in a portfolio of debt securities to seek to provide additional long-term total return.”  (Emphasis added.)

4.	Please consider whether the following paragraph would be better suited for the “Additional Information About the Funds” section.

Under normal circumstances, to the extent use of the above-described derivatives strategy leaves a substantial portion of the Fund’s assets available for other investment by the Fund, the Fund intends to invest those assets in a portfolio of debt instruments managed by the Sub-Adviser to seek to provide additional long-term total return. The Fund may invest directly in debt instruments; alternatively, the Sub-Adviser may choose to invest all or a portion of the Fund’s assets in one or more fixed-income funds managed by the Sub-Adviser. Debt instruments in which the Fund may invest include, by way of example, (i) securities or other income-producing instruments issued or guaranteed by the U.S. Government, its agencies, instrumentalities or sponsored corporations (including inflation-protected securities); (ii) corporate obligations (including foreign hybrid securities); (iii) mortgage-backed securities (including commercial and residential mortgage-backed securities) and other asset-backed securities, collateralized mortgage obligations (“CMOs”), government mortgage pass-through securities, multiclass pass-through securities, private mortgage passthrough securities, stripped mortgage securities (e.g., interest-only and principal-only securities), and inverse floaters; (iv) collateralized debt obligations (“CDOs”), including collateralized loan obligations (“CLOs”); (v) foreign securities (corporate and government), including emerging market securities; (vi) bank loans and assignments and other fixed and floating rate loans (including, among others, senior loans, second lien or other subordinated or unsecured fixed or floating rate loans, delayed funding loans and revolving credit facilities); (vii) municipal securities and other debt obligations issued by states, local governments, and government sponsored entities, including their agencies, authorities, and instrumentalities; (viii) inflation-indexed bonds; (ix) convertible securities; (x) preferred securities; (xi) Real Estate Investment Trust (“REIT”) securities; (xii) distressed and defaulted securities; (xiii) payment-in-kind bonds; (xiv) zero-coupon bonds; (xv) custodial receipts, cash and cash equivalents; (xvi) short-term, high quality investments, including, for example, commercial paper, bankers’ acceptances, certificates of deposit, bank time deposits, repurchase agreements, and investments in money market mutual funds or similar pooled investments; and (xvii) other instruments bearing fixed, floating, or variable interest rates of any maturity. The Fund may invest in any level of the capital structure of an issuer of mortgage-backed or asset-backed securities, including the equity or “first loss” tranche.

RESPONSE: The Registrant respectfully declines this comment.  The Registrant respectfully submits that all of the disclosure in the “Principal Investment Strategies” section as drafted serves to summarize how the Fund intends to achieve its investment objective by identifying the Fund’s principal investment strategies, including the types of securities in which the Fund principally invests.

G. JNL/Franklin Templeton Global Fund

1.	In the following paragraph, please amplify which sectors the Fund is concentrating or will concentrate in.

Under normal market conditions, the Fund invests significantly (ordinarily at least 40% — unless market conditions are not deemed favorable by Templeton Global Advisors Limited (the “Sub-Adviser”), in which case the Fund would invest at least 30%) in non-U.S. companies. The Fund will allocate its assets among various regions and countries, including the United States (but in no less than three different countries). Although the Fund seeks investments across a number of countries and sectors, from time to time, based on economic conditions, the Fund may have significant positions in particular regions, such as Europe, or sectors.

RESPONSE: The Registrant has made the requested update.

H. JNL/Franklin Templeton Growth Allocation Fund

1.	Please explain the Fund’s alternative asset strategy in the “Principal Investment Strategies” section.

RESPONSE: The Registrant has made the requested update.

2.	Please explain which derivative instruments the Fund intends to invest in as part of its principal investment strategy. See Barry Miller Letter to the Investment Company Institute dated July 30, 2010.

RESPONSE: The Registrant has made the requested update.

3.
Please add disclosure to the Fund’s “Principal Investment Strategies” section to correspond to the “Emerging markets and less developed countries risk” listed in the “Principal Risks of Investing in the Fund” section.

RESPONSE: The Registrant has made the requested update.

I. JNL/Mellon S&P 1500 Growth Index Fund, JNL/Mellon S&P 1500 Value Index Fund, JNL/Mellon S&P 500 Index Fund, JNL/Mellon S&P 400 MidCap Index Fund, JNL/Mellon Small Cap Index Fund, JNL/Mellon International Index Fund, JNL/Mellon Bond Index Fund, JNL S&P 500 Index Fund, JNL/RAFI® Fundamental Asia Developed Fund, JNL/RAFI® Fundamental Europe Fund, JNL/RAFI® Fundamental U.S. Small Cap Fund, and JNL/RAFI® Multi-Factor U.S. Equity Fund

1.	Please consider revising the Fund’s investment objective to replace “match” with either “track” or “correlate” given that the Fund does not match the index in all cases.

RESPONSE: The Registrant respectfully declines this comment at this time.  However, the Registrant confirms this update will be made in the next update cycle.

2.	Please consider revising the Fund’s “Tracking error risk” in the “Principal Risks of Investing in the Fund” section to revise the reference to “match.”

RESPONSE: The Registrant respectfully declines this comment at this time.  However, the Registrant confirms this update will be made in the next update cycle.

J. JNL/Mellon Emerging Markets Index Fund, JNL/Mellon Capital S&P 1500 Growth Index Fund, JNL/Mellon Capital S&P 1500 Value Index Fund, JNL/Mellon Capital S&P 500 Index Fund, JNL/Mellon S&P 400 MidCap Index Fund, JNL/Mellon Capital Small Cap Index Fund, JNL/Mellon Capital International Index Fund, JNL/Mellon Capital Bond Index Fund, and JNL S&P 500 Index Fund

1.	Please consider removing the following sentence from the Fund’s “Principal Investment Strategies” section and stating that the Fund is a passively managed fund:

The Fund does not employ traditional methods of active investment management, which involves the buying and selling of securities based upon security analysis.

RESPONSE: The Registrant has updated the disclosure to reflect that the Funds use a passive investment approach.

K. JNL/Mellon S&P 1500 Growth Index Fund, JNL/Mellon Capital S&P 1500 Value Index Fund, JNL/Mellon Capital S&P 500 Index Fund, and JNL S&P 500 Index Fund

1.	Please expand the following disclosure to explain how the automatic rebalances operate.

The replicated portfolio does not require rebalancing as a result of market movement. It is rebalanced automatically with the change in share price.

RESPONSE: The Registrant has made the requested update.

L. JNL/Mellon Consumer Staples Sector Fund

1.	Please explain what comprises the consumer staples sector in following paragraph:

The Fund invests under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the stocks included in the MSCI USA IMI Consumer Staples Index (“Index”) in proportion to their market capitalization weighting in the Index. The Fund may concentrate in certain industries in the consumer staples sector to the extent such industries are represented in the Index. The Index measures the performance of the consumer staples sector of the U.S. equity market. The Fund seeks to achieve its objective by utilizing a replication investment approach, called indexing, which attempts to replicate the investment performance of the Index. Indexing may offer a cost-effective investment approach to gaining sector exposure over the long term. Indexing may eliminate the chance that the Fund will outperform the Index, but also may reduce some of the risk of active management, such as poor security selection. As of December 31, 2018, the market capitalization range of the Index was $[ ] million to $[ ] billion.

RESPONSE: The Registrant has made the requested update.

2.
Certain provisions of the Investment Company Act of 1940, as amended (“1940 Act”) and the Internal Revenue Code of 1986, as amended, may limit the ability of the Fund to invest in certain securities in excess of certain percentage limitations.

RESPONSE: The Registrant has updated the disclosure to remove the reference to the Internal Revenue Code but has retained the remainder of this paragraph.

3.	Please revise the Fund’s “Sector risk” to tailor it to the Fund’s strategy given that this is a sector Fund.

RESPONSE: The Registrant respectfully declines this comment.

M. JNL/Mellon Industrials Sector Fund

1.	Please explain what is meant by “regular basis” in the following sentence, including the frequency in which the composition of the index changes:

The Fund's holdings are rebalanced on a regular basis to reflect changes in the composition of the Index.

RESPONSE: The Registrant has made the requested update.

2.	If the Fund is using derivatives to track or replicate the index, please explain so in the “Principal Investment Strategies” section.

RESPONSE: The Registrant respectfully declines this comment.  The Registrant respectfully submits that the disclosure is appropriate as drafted.

3.	If the Fund is only investing in financial futures, please limit the Fund’s “Derivatives risk” to financial futures.

RESPONSE: The Registrant respectfully declines this comment.

N. JNL/Neuberger Berman Strategic Income Fund

1.	Please reevaluate whether all of the risks listed in the “Principal Risks of Investing in the Fund” section are principal risks of the Fund.

RESPONSE: The Registrant has considered the risks in the disclosure and believes them to be appropriate.

O. JNL/RAFI® Fundamental Asia Developed Fund, JNL/RAFI® Fundamental Europe Fund, JNL/RAFI® Fundamental U.S. Small Cap Fund, and JNL/RAFI® Multi-Factor U.S. Equity Fund

1.	Please provide the white paper and/or the FactSet information that outlines each Fund’s index weighing methodology.

RESPONSE: The Registrant has provided the requested information.

2.	Because the Funds have an 80% test, please add the underlined language in the excerpt below:

The Fund attempts to replicate the Index by investing all or substantially all, but at least 80%, of its assets in the stocks that make up the Index.

RESPONSE: The Registrant respectfully declines this comment. The Registrant respectfully submits that the first sentence of the “Principal Investment Strategies” section of each of these Funds clearly notes that the Funds will invest at least 80% of their assets in the respective indices: “The Fund invests, under normal circumstances, at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the component securities of the Index.”

3.	Please address how derivatives are employed in the Fund’s strategy, specifically how derivatives are used to help replicate the index.

RESPONSE: The Registrant has made the requested update.

4.	Please update the September 30, 2018 reference and number of component securities as of December 31, 2018.

RESPONSE: The Registrant has made the requested update.

P. JNL/RAFI® Fundamental Asia Developed Fund

1.	Please consider whether “Portfolio turnover risk” should be added as a principal risk for the Fund given that the Fund’s portfolio turnover rate for December 31, 2017 was 97%.

RESPONSE: The Registrant has made the requested update.

Q. JNL/T. Rowe Price Established Growth Fund, JNL/T. Rowe Price Mid-Cap Growth Fund, JNL/T. Rowe Price Short-Term Bond Fund, and JNL/T. Rowe Price Value Fund

1.	Please consider whether the paragraph regarding the contractual fee waiver which follows the total annual operating expenses tables should be included in a footnote to those tables.

RESPONSE: The Registrant respectfully declines this comment.

R. JNL/T. Rowe Price Managed Volatility Balanced Fund

1.
Given that the Fund lists “Derivatives risk” as a principal risk, please include corresponding disclosure in the Fund’s “Principal Investment Strategies” section related to whether the Fund will invest in any derivatives outside of the volatility management function.

RESPONSE: The Registrant confirms that the Fund’s use of derivates will not be limited to the managed volatility overlay component, and the Registrant has updated the disclosure accordingly.

2.
Given that the Fund lists “Forward and futures contract risk” as a principal risk, please include corresponding disclosure in the Fund’s “Principal Investment Strategies” section related to whether the Fund will invest in any forward and futures contracts outside of the volatility management function.

RESPONSE: The Registrant confirms that the Fund’s use of forward and futures contracts will not be limited to the managed volatility overlay component, and the Registrant has updated the disclosure accordingly.

S. JNL/Vanguard Equity Income Fund

1.
Please reconcile the disclosure in the “Performance” section referencing that performance of the Fund has not been included because the Fund has less than one full calendar year of operations with the disclosure in the “Portfolio Turnover” section.

RESPONSE: The Registrant has made the requested update.

T. JNL/Vanguard International Fund

1.	Please explain where the Master Fund satisfies the names rule test with regard to the international investing strategies.

RESPONSE: The Registrant respectfully submits that, pursuant to the Names Rule adopting release and as discussed in the SEC’s Names Rule FAQs, the term “international” connotes diversification among investments in a number of different countries throughout the world, and therefore the use of this term in a fund name is not subject to the Names Rule. Accordingly, the Master Fund is not subject to a related 80% test.  The Registrant notes, however, that the Master Fund’s “Principal Investment Strategies” include investing predominantly in the stocks of companies located outside the United States and that the Master Fund is expected to diversify its assets in countries across developed and emerging markets.

2.	Please include additional information regarding how the large-, mid-, and small-capitalization companies are selected, including the factors for being considered “above-average growth potential.”

RESPONSE: The Registrant has made the requested update. The Registrant respectfully declines to include the requested disclosure in the Feeder Fund’s disclosure.  The Registrant notes that theMaster Fund is offered via its own separate prospectus to numerous clients in addition to the Feeder Fund, and the disclosure in the Feeder Fund prospectus with respect to the Master Fund’s advisors’ security selection is consistent with that in the Master Fund prospectus.  The Registrant notes that adding disclosure in the Feeder Fund prospectus would result in a disclosure mismatch.  In the event that the Master Fund prospectus undergoes disclosure changes, the Registrant confirms that the Feeder Fund’s disclosure will be updated so the two continue to contain consistent disclosure.

U. JNL/Vanguard Moderate Allocation Fund, JNL/Vanguard Moderate Growth ETF Allocation Fund, and JNL/Vanguard Growth ETF Allocation Fund

1.	Please confirm if the ETFs are Vanguard ETFs or if they are non-Vanguard ETFs. If they are Vanguard ETFs, please state so in the “Principal Investment Strategies” section.

RESPONSE: The Registrant confirms that the investable ETFs for these Funds are Vanguard ETFs and has made the requested update.

2.
The “Principal Investment Strategies” section states that a list of investable ETFs will be provided by the Adviser upon request. Please consider including the list within the “Principal Investment Strategies” section rather than requiring the investor to request it.

RESPONSE: The Registrant has made the requested update.

V. JNL/Westchester Capital Event Driven Fund

1.
Please revise the “Principal Investment Strategies” section to only include the Fund’s principal investment strategies and consider moving the other disclosure to the “Additional Information About the Funds” section.

RESPONSE: The Registrant has made the requested update.

W. JNL/S&P Competitive Advantage Fund

1.	Please revise the “Principal Risks of Investing in the Fund” section to only include the principal risks of the Fund.

RESPONSE: The Registrant has made the requested update.

X. Statement of Additional

1.	Please describe the services provided by the securities lending agent in the most recent year, in accordance with Item 19(i) of Form N-1A.

RESPONSE: The Registrant has made the requested update.

It is the Registrant’s intention to respond fully to the Commission Staff’s comments, and the Registrant believes that the responses described above do so fully.

If you have any questions, please call me at (312) 730-9730.  Thank you for your prompt attention to this matter.

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